        SECOND QUARTER REPORT
        FOR THE THREE MONTHS
      ENDED SEPTEMBER 30, 1997












                           [PEAK LOGO APPEARS HERE]


        PEAK INTERNATIONAL LIMITED

TO OUR STOCKHOLDERS:

  For the second quarter of fiscal 1998, the Company reported that net income increased 95% to $5,002,000 from $2,559,000 for the second quarter of fiscal 1997. Earnings per share increased 54% to $0.37 from $0.24 reported for the corresponding quarter in the previous fiscal year. The weighted average number of shares outstanding increased 30% as a result of the Company's successful initial public offering in June 1997. Net sales for the second fiscal quarter of 1998 grew 46% to $17,963,000 from $12,308,000 a year ago.

  For the six-month period ended September 30, 1997, net income increased 65% to $9,109,000 from $5,527,000 reported for the corresponding period last year. Earnings per share for the period grew 40% to $0.74 from $0.53 reported for the corresponding period last year. The weighted average number of shares outstanding increased 17% between these periods. Net sales for the six-month period grew 33% to $34,033,000 from $25,614,000 reported for the period last year.

  We were quite gratified to see that the summer quarter remained stronger than
forecasted.   This strength was spread fairly evenly throughout all of our global markets and primarily was responsible for Peak's outstanding performance. The telecommunications and consumer electronics segments remained strong while the computer industry provided the most significant portion of Peak's growth during the quarter. It appears that PC unit volume growth will show continued strength in the coming quarters. Since we benefit from the semiconductor unit volumes shipped, for the Company this will likely translate into naturally strong growth for our mainstay products apart from growth in new product sales and any increases in our market share.

  "Quick delivery" remains a core focus of our comprehensive business strategy, as there is an increasing trend among computer manufacturers to adopt a "build-to-order" manufacturing model. This operating model allows the computer manufacturers to run with near-zero inventory levels while placing the inventory burden on upstream suppliers. As a result, Peak's customers, the semiconductor and electronics suppliers, place an even greater value on vendors who can respond with immediate delivery to their up-side demands. Peak is uniquely positioned to capitalize on these dynamic market opportunities with our growing global distribution network and expanding manufacturing capacity.

  In light of the stronger than expected demand for our products, we are accelerating the design and construction of our additional manufacturing facilities located in the PRC. Peak is vigilant in ensuring that sufficient manufacturing capacity is maintained to support continued strong demand. During this quarter, we announced the completion of an additional 30,000 square foot expansion of our primary production facility, bringing total production space to 305,000 square feet. We also completed expansion of our precision tooling shop by 30%, bringing its total size to 80,000 square feet.

  A key to Peak's ability to deliver quickly has been our investment in vertical integration. From our global design team standing by to assist customers with new product designs, to our integrated tooling shop which gives us the shortest new product lead-times, to our leading manufacturing capacity, we are focused on getting to market first. This strategy continues to win us new customers and draws our existing customers ever closer.

  As a result of what we see in the market place and Peak's unique position, we remain very upbeat about the coming quarters and the prospects for our continued growth.


/s/  Richard Brook
-------------------------
RICHARD BROOK
PRESIDENT AND
CHIEF OPERATING OFFICER
OCTOBER 29, 1997


RESULTS AT A GLANCE...

                               SECOND QUARTER ENDED SEPTEMBER 30,
                                              1997          1996
--------------------------------------------------  ------------
Net sales                              $17,963,000   $12,308,000
Net income                               5,002,000     2,559,000
Per share                              $      0.37   $      0.24

                                  SIX MONTHS ENDED SEPTEMBER 30,
                                              1997          1996
--------------------------------------------------  ------------
Net sales                              $34,033,000   $25,614,000
Net income                               9,109,000     5,527,000
Per share                              $      0.74   $      0.53

                       CONSOLIDATED STATEMENTS OF INCOME


                                Three Months Ended September 30
                                                    (Unaudited)
                                               1997        1996
---------------------------------------------------------------
(in thousands, except per share data)
Net Sales                                   $17,963     $12,308
Cost of Goods Sold                            9,689       6,772
                                            -------     -------
Gross Profit                                  8,274       5,536
General & Administrative, and Research
 & Development                                1,627       1,412

Selling & Marketing                           1,347       1,075
                                            -------     -------
Operating Income                              5,300       3,049
Other Income - net                               19           -
Interest Income - net                           127        (277)
                                            -------     -------
Profit Before Tax                             5,446       2,772
Taxation                                        444         213
                                            -------     -------
NET INCOME                                  $ 5,002     $ 2,559
EARNINGS PER SHARE                          $  0.37     $  0.24
                                            =======     =======
Weighted Average Number of Shares            13,639      10,462


                                  Six Months Ended September 30
                                                    (Unaudited)
                                               1997        1996
---------------------------------------------------------------
(in thousands, except per share data)
Net Sales                                   $34,033     $25,614
Cost of Goods Sold                           18,976      14,715
                                            -------     -------
Gross Profit                                 15,057      10,899
General & Administrative, and Research
 & Development                                2,811       2,502

Selling & Marketing                           2,638       1,832
                                            -------     -------
Operating Income                              9,608       6,565
Other Income - net                              415           -
Interest Income - net                          (137)       (464)
                                            -------     -------
Profit Before Tax                             9,886       6,101
Taxation                                        777         574
                                            -------     -------
NET INCOME                                  $ 9,109     $ 5,527
                                            =======     =======
EARNINGS PER SHARE                          $  0.74     $  0.53
                                            =======     =======
Weighted Average Number of Shares            12,239      10,462

                          CONSOLIDATED BALANCE SHEET


                                                   September     March 31,
                                                    30, 1997       1997
                                                   (unaudited)
-------------------------------------------------------------------------
(in thousands)
ASSETS
Current assets:
 Cash & cash equivalents                            $ 17,484     $  1,814
 Marketable securities                                     -        1,129
 Accounts receivable-net                               9,571       10,251
 Inventory-net                                        24,635       22,053
 Other current assets                                  3,437        2,804
                                                    --------     --------
  Total Current Assets                                55,127       38,051
                                                    --------     --------

 Property, plant and equipment-net                    19,840       15,744
                                                    --------     --------
TOTALS                                              $ 74,967     $ 53,795
                                                    ========     ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
 Bank borrowings                                         355       21,170
 Accounts payable                                      4,685        3,502
 Taxation                                              3,229        2,477
  Total Current Liabilities                            8,269       27,149
                                                    --------     --------

Deferred income taxes                                    374          374
                                                    --------     --------
  Total Liabilities                                    8,643       27,523
                                                    --------     --------

Stockholders' Equity:
 Share capital                                           135          105
 Additional paid-in capital                           34,034        2,564
 Retained earnings                                    32,632       23,523
 Cumulative translation adjustment                      (477)          21
 Unrealized loss on marketable
  securities                                               -           59
                                                    --------     --------
  Total stockholders' equity                          66,324       26,272
                                                    --------     --------
TOTALS                                              $ 74,967     $ 53,795
                                                    ========     ========

[PEAK LOGO APPEARS HERE]

Peak International Limited, 2111 Kramer Lane, Austin, TX  78758 (512) 339-4684